Strategic Partners Style Specific Funds
For the annual period ended 7/31/06
File number 811-09439

                 SUB-ITEM 77D
     Policies With Respect to Security Investment


        Strategic Partners Style Specific Funds

       Strategic Partners Total Return Bond Fund
    Strategic Partners Large Capitalization Value Fund
    Strategic Partners Small Capitalization Value Fund


            Supplement dated July 24, 2006
                          to
Prospectus and Statement of Additional Information dated
                   September 29, 2005

The Board of Trustees of Strategic Partners Style Specific
Funds recently approved the submission of proposals to shareholders of the Funds listed below. Information about the proposals is set out below.

Fund Reorganizations:  Strategic Partners Total Return Bond
Fund & Strategic Partners Large Capitalization Value Fund

      For each Acquired Fund identified in the following table, the proposal is to approve or disapprove a Plan of Reorganization under which each Acquired Fund would transfer all of its assets to, and all of its liabilities would be assumed by, an acquiring fund, also listed below
(each an Acquiring Fund). If approved, each whole and fractional share of each class of the applicable Acquired
Fund would be exchanged for whole and fractional shares of equal net asset value of the same class of the Acquiring
Fund. Outstanding shares of the Acquired Fund would be cancelled and the Acquired Fund would be subsequently liquidated. Shareholders are expected to vote on the proposals at shareholder meetings expected to be held on the dates listed in the following chart:

Acquired Fund 		Acquiring Fund 	Shareholder Meeting Date

Strategic Partners 	Dryden Total 	   November 16, 2006
Total Return Bond 	Return Bond
Fund				Fund, Inc.

Strategic Partners 	Jennison Value 	   November 30, 2006
Large 			Fund
Capitalization
Value Fund


Change of Subadvisors:  Strategic Partners Small
Capitalization Value Fund

      Shareholders of Strategic Partners Small
Capitalization Value Fund (the Fund) will be asked to vote on a proposal to replace the Fund's current subadvisors.
Shareholders of the Fund are expected to vote on the proposal at a meeting expected to occur on or about October
16, 2006.

	The current subadvisors to the Fund are NFJ Investment Group (NFJ), EARNEST Partners (EARNEST), Lee Munder Investments, Ltd. (Lee Munder), J.P Morgan Investment Management, Inc. (JP Morgan) and Vaughan Nelson Investment Management, L.P. (Vaughan Nelson). Shareholders will be asked to approve a proposal to replace the Fund's current subadvisors. If shareholders approve the proposal to replace the Fund's current subadvisors, the subadvisory agreements with each of the current subadvisors will be terminated, and Quantitative Management Associates LLC
(QMA), an affiliate of the Fund's Investment Manager, will replace the current subadvisors to the Fund. It is anticipated that if shareholders approve the proposal, QMA will assume responsibility for the day-to-day management of the Fund's portfolio as soon as practicable following shareholder approval.

Increase in Fund Management Fee:  Strategic Partners Small
Capitalization Value Fund

	Shareholders of the Fund will be asked to approve an increase in the management fee paid by the Fund to Prudential Investments LLC (PI), which serves as the Fund's investment manager pursuant to a management agreement between Style Specific Funds and PI. Shareholders of the Fund are expected to vote on the proposal at a meeting expected to occur on or about October 16, 2006.

      The management fee is paid out of Fund assets and is therefore borne by Fund shareholders. Currently, the Fund pays a management fee of 0.70% of average daily net assets.
If approved by shareholders, the Fund's management fee will increase to 0.90% of average daily net assets up to and including $1 billion of average daily net assets, and 0.85% on average daily net assets above $1 billion.

      The proposal to increase the Fund's
management fee is not contingent on shareholder approval of the proposal to replace the Fund's current subdavisors, and will be implemented if shareholders approve the management fee increase, regardless of whether or not shareholders approve the proposal to replace the Fund's current subadvisors.


Changes in Certain Investment Policies:  Strategic Partners
Small Capitalization Value Fund

	If shareholders approve the proposal to retain QMA as the Fund's new subadvisor, the Board has approved changes to certain of the investment strategies and policies followed by the Fund. These changes, which are further explained below, do not require shareholder approval.

	Currently, the Fund normally invests at least 80% of its investable assets (net assets plus borrowings for investment purposes) in common stocks and securities convertible into common stocks of companies with a total market capitalization of less than $2.5 billion (measured at the time of purchase). This non-fundamental policy will change to provide that: the Fund normally invests at least 80% of its investable assets (net assets plus borrowings for investment purposes) in common stocks and securities convertible into common stocks of small-cap companies, which the subadvisor considers to be companies with market capitalizations within the market cap range of companies included in the Russell 2000 Index or the Standard & Poor's Small-Cap Index, measured at the time of investment.

      Currently, the Fund seeks to achieve its investment objective by investing in stocks of small companies that it believes are undervalued and have an above-average potential to increase in price, given the company's sales, earnings, book value, cash flow and recent performance.
QMA intends to manage the Fund utilizing a disciplined, quantitative approach to identify attractive, undervalued companies based on such measures as low price/earnings multiples. QMA refers to this investing approach as the "Value Equity" investment philosophy. The value equity stock selection process will utilize a bottom-up, quantitative investment process.

	Currently, the Fund's prospectus does not specifically discuss or disclose the ability of the Fund to invest in foreign securities. The prospectus will be amended to specifically provide that the Fund may invest in foreign securities (in amounts up to 20% of total assets, but usually less than 10% of total assets) including stocks and other equity-related instruments and other investment-grade fixed income securities of foreign issuers. The prospectus will be further amended to provide that American Depositary Receipts (ADRs), American Depositary Shares (ADSs) and other similar receipts or shares traded in U.S. markets will not be considered to be foreign securities.

	Currently, the Fund's prospectus does not specifically discuss or disclose the ability of the Fund to invest in real estate investment trusts (REITs). The prospectus will be amended to specifically provide that the Fund may invest up to 25% of total assets, but usually less than 10% of total assets in the securities of real estate investment trusts (REITs).

	Currently, the Fund's prospectus does not discuss or disclose the ability of the Fund to make short sales of a security or to make short sales "against-the-box." The Fund's prospectus will be amended to specifically provide that the Fund may make short sales and short sales against-the-box.

	Currently, the Fund's Prospectus does not include a specific discussion or disclosure concerning the ability of the Fund to utilize derivatives. The Fund's Prospectus will be amended to include disclosure explaining that the Fund may utilize various derivative strategies (percentage varies, usually less than 10% of total assets) to try and improve the Fund's returns and that the Fund may use hedging techniques to try and protect the Fund's assets.

	In order to reflect the appointment of QMA as the Fund's subadvisor, if the proposal to retain QMA as the Fund's new subadvisor is approved, the Fund intends to change its name to Dryden Small-Cap Value Fund.

	QMA is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. As of March 31, 2006, QMA had approximately $55 billion in assets under management (this figure includes approximately $6 billion in assets for which QMA, as balanced manager, allocates to affiliated and unaffiliated managers). QMA's address is Gateway Center
Two, 100 Mulberry Street, Newark, New Jersey 07102.


Fund Name Change

	On or about September 29, 2006 the name of Strategic
Partners Style Specific Funds will change to JennisonDryden
Style Specific Funds. The name change does not require shareholder approval.